Filed by Arqit Quantum Inc. Pursuant to Rule

425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Centricus Acquisition Corp. (Commission File No. 001-39993)

Commission File No. for the Related Registration Statement: 333- 256591

University of Surrey research reveals quantum threat to Digital Assets

London, UK – 23 July 2021 – A University of Surrey report co-authored by Stephen Holmes, Chief Product Officer at Arqit Limited (“Arqit”), a global leader in quantum encryption technology, and Professor Liqun Chen, Professor in Secure Systems at the University of Surrey, released today identifies the definitive threat posed to Digital Assets unless urgent changes are made to their cryptography.

With increasing global investment, quantum computing technology is developing quickly towards the point where it will have sufficient power to break the digital signatures used in digital assets. As central banks and large enterprises are now seriously considering the large-scale use of digital assets, this is more important than ever. This research assesses the attack mechanisms employed by a quantum computer and when they will arise. It covers:

•	An overview of related work on digital asset vulnerability to quantum computer attack.

•	Analysis and review of possible combined attacks to delay a transaction’s processing time, thereby prolonging its risk of quantum attack.

•	Estimate of quantum computing resources required to solve the Elliptic Curve Discrete Logarithm Problem (ECDLP) using Shor’s algorithm.

•	Assessment of quantum computing capacity required to execute Shor’s algorithm, while accounting for circuit size and error rates on a quantum computer.

•	A new proposed approach to assess the relative quantum threat posed to a digital asset. This enables the tracking of risk against advances in quantum computers over time, regardless of the underpinning technologies used in a quantum computer.

•	The research paper will be presented at an academic conference in New York, International Conference on Digital Currencies and Payment Systems due to be held between 9th and 10th August 2021.

Arqit’s Founder, Chairman and CEO, David Williams said, “The University of Surrey research paper highlights some critical issues that must be addressed and prioritised to ensure all digital assets are secure against quantum computer attacks. With mass digitisation of almost every aspect of our society already underway, and a number of governments considering the launch of their own digital currencies, this is now a global issue. The world needs stronger, simpler encryption to counter the major attacks seen daily today, and the quantum attack of tomorrow. We welcome this research which elaborates well the things that the digital assets community must consider to mitigate these cryptographic threats”.

  •   A copy of the full report can be downloaded from Cryptology ePrint Archive: Report 2021/967 - Assessment of Quantum Threat To Bitcoin and Derived Cryptocurrencies (iacr.org) as well as www.arqit.uk/investors

  •   Arqit will be publishing its response to the University of Surrey academic paper on Monday, 26 July, which will be available to view on www.arqit.uk/investors

Registered number: 10544841. Registered Office: 3 More London Riverside London SE1 2RE | Proprietary and Confidential

About the researchers:

Stephen Holmes is Chief Product Officer at Arqit. He has 30 years of experience in IT, including appointments as CTO, consultant, enterprise architect, and product manager of disruptive innovation. He conducted his PhD research in post quantum cryptography applied to blockchain at the University of Surrey. Stephen has a wide range of experience in commercialising disruptive technologies and has worked at IBM laboratories, Hewlett Packard and was co-founder and CTO of Virtusa Xlabs. Stephen holds an MBA, specialising in marketing innovative products and services. Stephen has a passion for building secure systems and protecting privacy, and writes extensively about security, privacy, and quantum technologies. He represents the UK as a subject matter expert on ISO tc307 blockchain and DLT systems.

Prof Liqun Chen joined the Department of Computer Science at the University of Surrey as Professor in Secure Systems in 2016. Prior to this appointment, she was a Principal Research Scientist at Hewlett Packard Laboratories in Bristol, UK, which she joined in 1997. Before that, she worked at Royal Holloway, University of London, and the University of Oxford. Her research interests include applied cryptography, trusted computing, and network security.

-ends-

About Arqit Limited:

Arqit supplies a unique quantum encryption Platform-as-a-Service which secures the communications links of any networked device against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent of less than 200 lines of code, which can create keys in partnership with any other device. The keys are, computationally secure, don’t exist until the moment they are needed and can never be known to a third party. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device. The release of QuantumCloudTM 1.0 will launch to the first cohort of customers in the second half of 2021, with $130M in contracts already committed*.

*As of release date

On May 12, 2021, Arqit entered into a definitive agreement to combine with Centricus Acquisition Corp (NASDAQ: CENHU, CENH, CENHUW), a special purpose acquisition company, which would result in Arqit becoming a publicly listed company on the NASDAQ Stock Market under the name Arqit Quantum Inc.

Media relations enquiries:

Arqit: Julie Moon T: +44 7825 503 950 E: Julie.moon@arqit.uk SEC Newgate: arqit@secnewgate.co.uk

Investor relations enquiries:

Gateway: arqit@gatewayir.com

Registered number: 10544841. Registered Office: 3 More London Riverside London SE1 2RE | Proprietary and Confidential

Additional Information

This communication is being made in respect of the proposed transaction involving Arqit

Limited (“Arqit”), Centricus Acquisition Corp. (“Centricus”) and Arqit Quantum Inc. (“Pubco”), a newly formed Cayman holding company. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Pubco has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of Centricus in connection with Centricus’ solicitation of proxies for the vote by Centricus’ shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Pubco and Centricus also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to all holders of Centricus’ Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Arqit and Centricus will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Arqit’s website at www.arqit.uk, or by directing a request to: Centricus Acquisition Corp., PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Participants in the Solicitations

Arqit, Centricus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Centricus’ shareholders in connection with the proposed transaction. Information about Centricus’ directors and executive officers and their ownership of Centricus’ securities will be set forth in the proxy statement/prospectus when available.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Registered number: 10544841. Registered Office: 3 More London Riverside London SE1 2RE | Proprietary and Confidential

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Arqit’s and Centricus’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s and Centricus’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit and Centricus to predict these events or how they may affect Arqit and Centricus. Except as required by law, neither Arqit and Centricus has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s and Centricus’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of Centricus’ securities, (ii) the risk that the business combination may not be completed by Centricus’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Centricus, (iii) the failure to satisfy the conditions to the consummation of the business combination, including the approval of the Business Combination Agreement by the shareholders of Centricus and the satisfaction of the minimum trust account amount following any redemptions by Centricus’ public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the business combination on the Company’s business relationships, operating results, and business generally, (vii) risks that the business combination disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Centricus related to the Business Combination Agreement or the business combination, (ix) the ability to maintain the listing of Centricus’ securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the business combination, and identify and realize additional opportunities, (xii) the potential inability of the Company to convert its pipeline or orders in backlog into revenue, (xiii) the potential inability of the Company to successfully deliver its operational technology which is still in development, (xiv) the potential delay of the commercial launch of the Company’s products, (xv) the risk of interruption or failure of the Company’s information technology and communications system and (xvi) the enforceability of the Company’s intellectual property.

Registered number: 10544841. Registered Office: 3 More London Riverside London SE1 2RE | Proprietary and Confidential